

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2024

Martin Lewis
Chief Financial Officer
Pearl Holdings Acquisition Corp
767 Third Avenue, 11th Floor
New York, NY 10017

> **Re: Pearl Holdings Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2023**
> **File No. 001-41165**

Dear Martin Lewis:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2023

Item 9A. Controls and Procedures , page 56

1.   We note your disclosure that your Chief Executive Officer and Chief Financial Officer carried out an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of December 31, 2022. Please note that your conclusions should be disclosed as of December 31, 2023, which is the end of the period covered by this report. Please amend your Form 10-K for the fiscal year ended December 31, 2023 to correct this apparent discrepancy. Refer to Item 307 of Regulation S-K.

General

2.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as

the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction